Mail Stop 0407

      							August 15, 2005

Mr. Jose Antonio Ituarte
Chief Financial Officer
Claxson Interactive Group Inc.
Avenida Melian 2752
C1430EYH Buenos Aires
Argentina

	Re:	Claxson Interactive Group Inc.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed July 15,2005

		File No. 0-33143

Dear Mr. Ituarte:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



	Form 20-F for the Fiscal Year Ended December 31, 2004

Selected Financial Data, page 2

1. Provide net (loss) income per common share.

Operating and Financial Review and Prospects, page 24

2. Discuss your net (loss) income per common share.

3. Discuss your segment operating income (loss).

Recent Accounting Pronouncements, page 26

4. Tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets. We note that you have leased radio transmission towers throughout Chile. Tell us if any of these lease agreements include obligations at the end of the lease term to restore facilities or remove equipment. Please describe any other arrangements or situations you considered in evaluating SFAS 143.

Consolidated Statements of Operations and Comprehensive (Loss)
Income, page F-5

5. Please comply with Rules 5-03(b)(1) and 4-08(k) of Regulation
S-X.


Note 3. Acquisitions and Disposals, page F-18

6. Citing the authoritative literature, tell us how you accounted for the put and call agreement with Hicks Muse.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Jose Antonio Ituarte
Claxson Interactive Group Inc.
August 15, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE